[Endwave letterhead]
March 20, 2006
Via EDGAR
Michele Anderson, Esq.
Albert Pappas, Esq.
Terry French
Christine Bashaw
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	Endwave Corporation
Registration Statement on Form S-3 (File No. 333-128331)
Ladies and Gentlemen:
Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Endwave Corporation hereby applies for an order granting the immediate withdrawal of the above-referenced registration statement. The registration statement has not been declared effective and no shares have been sold pursuant to the offering contemplated thereby. Endwave Corporation requests withdrawal of the registration statement because it does not intend to conduct the offering of common stock contemplated in the registration statement at this time.
Pursuant to Rule 477(c) under the Securities Act, Endwave Corporation advises the Securities and Exchange Commission that Endwave Corporation may undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.
Please do not hesitate to call me at (408) 522-3105 if you have any questions or would like additional information regarding this matter.
Sincerely,
/s/ Edward A. Keible, Jr.
Edward A. Keible, Jr.
Chief Executive Officer